

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 15, 2009

Mr. Jack Lai
Chief Financial Officer
LDK Solar Co., Ltd.
Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
Peoples Republic of China

> RE: **LDK Solar Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed May 22, 2009**
> **File No. 1-33464**

Dear Mr. Lai:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief